Pretium Packaging, LLC

15450 South Outer Forty Drive
Chesterfield, MO 63017
314.727.8200

www.pretiumpkg.com

Writer's Direct Number	Writer's E-mail Address
314.446.8811	BRobison@pretiumpkg.com

February 20, 2013
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Stertzel

Re:    Pretium Packaging, L.L.C. (the
"Company")
Form 10-K for Fiscal Year Ended
September 30, 2012
File No. 333-176592
(the "10-K")

Dear Mr. Stertzel:
This letter is in response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its letter, dated February 12, 2013, concerning the 10-K (the “Comment Letter”). For the convenience of the Staff, we have repeated the Staff's comment in italics immediately above our response to the comment.
Selected Factors Affecting our Results, page 15

1.
We note in various locations throughout your document, that you pass 100% of resin cost adjustments to customers in the form of price adjustments on future quantities sold. In future filings, please quantify and discuss the amounts of such adjustments presented in your revenues for each period presented. It may be helpful to investors to present and discuss your sales results with and without the effects of resin cost adjustments.

We respectfully propose that, in future filings, we instead quantify and separately disclose the impact to net sales of the total fluctuation in sales pricing and mix versus sales volumes. Applying the foregoing to our fiscal year ended September 30, 2012, we experienced a 3% decrease in our average selling price per unit, which negatively impacted net sales by approximately $7.5 million relative to fiscal 2011. The impact of lower selling prices was partially offset by a 1% increase in sales volumes, which increased net sales by $2.5 million relative to fiscal 2011. As disclosed, our sales pricing adjustments for changes in resin costs are tied to fluctuations in published resin price indexes applied on a one to four month lag. Due to significant variations in the products sold and differences by customer in the timing of the resin cost pass-through, we are not able to precisely quantify the impact on revenue of the resin cost pass through in any particular period, since we are not able to separate it from changes in average selling price per unit attributable to variations in product mix.
We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or the changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (314) 446-8811.

Very truly yours,
/s/ Robert A. Robison
Robert A. Robison